

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Via E-mail
Vitaliy Gladky
President, Treasurer and Secretary
Balius Corp.
38 Sea View Park
Cliffoney, Co. Sligo, Ireland

Re: **Balius Corp.**
Amendment No. 1 to Registration Statement on Form S-1
Filed March 12, 2013
File No. 333-186330

Dear Mr. Gladky:

We have reviewed your amended registration statement and responses to our letter dated February 27, 2013 and have the following additional comments.

Prospectus Summary, page 5

General

1. We note your response to our prior comment 4; however, we are unable to agree with your analysis in support of the conclusion that you are not a "shell company" as defined in Rule 405 of Regulation C. Given that your business plan is to train and resell horses and your disclosure that you require a minimum of $50,000 from the offering to implement your business plan, it does not appear that the steps you have taken to date constitute more than "nominal operations." Please revise to disclose that you are a "shell company." For guidance, refer to Securities Act Release No. 33-8587 (July 21, 2005).

2. We note your response to our prior comment 4 that you have started to train your horse and have started offering it to potential clients. Please disclose where you have started to train your horse as we note that you do not intend to lease a riding arena until at least three months after the offering has been completed, and describe how you have been offering the horse to potential clients.

Balius Corp., page 5

3. We note your revised disclosure in the second paragraph of this section. Please revise to provide a cross-reference to definitions for the terms "ground training," "ground manners" and "eventing" on page 19.

Risk Factors, page 6

Mr. Gladky, our sole director, will be able to determine his own salary and perquisites, page 8

4. We note your revised disclosure on page 8 in response to our prior comment 11 that, "[b]ecause [our] sole executive officer occupies all corporate positions, it may not be possible to have adequate internal controls." Please revise to include an expanded, separate risk factor that addresses the risk of inadequate internal controls.

We may be unable to secure insurance for our business, page 8

5. Please revise the title of this risk factor to describe the risk addressed in the risk factor. In this regard, we note that the title identifies the possibility of being unable to acquire insurance while the risk factor addresses the risks related to your company's decision not to purchase insurance.

State securities laws may limit secondary trading, page 11

6. Your disclosure on page 11 regarding your plans to register your securities under the blue sky laws of specific states seems to contradict your disclosure in your State Securities-Blue Sky Laws section on page 26. Please revise for consistency or advise.

Management's Discussion and Analysis, page 15

7. We refer you to our prior comment 20. As no response was provided for this comment in your response letter dated March 12, 2013, and no corresponding changes to the document were identified, the comment is reissued in its entirety. It is repeated below for your reference:

Please revise to include a section outlining and describing your critical accounting policies, bearing in mind that the purpose of the critical accounting policies section is to discuss the sensitivity aspects of those accounting policies which may be impacted by the estimates and judgments required in their analysis. For example, we note you have purchased one horse and your business plan includes similar purchases going forward. Please describe your accounting policy for this asset and all other similar future acquisitions, including how you will account for any events which may leave a horse injured, sick or otherwise unfit for resale. We further note you have entered into a Grazing Lease Agreement. Your critical accounting policies should describe your accounting treatment for this lease. In addition, this section should include your accounting policies for any other items which are or will be material to the business, such as how you plan to recognize revenues.

8. Similarly, we refer you to our prior comment 21. As no response was provided for this comment in your response letter dated March 12, 2013, and no corresponding changes to

the document were identified, the comment is reissued in its entirety. It is repeated below for your reference:

As you have elected to use the extended transition period for complying with new or revised accounting standards, please discuss this decision in detail under "Critical Accounting Policies." Specifically, please explain that Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a) (2) (B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. In other words, an "emerging growth company" can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an "emerging growth company" or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Securities Act Section 7(a) (2) (B). Clarify that you have elected to take advantage of this extended transition period and, as a result, your financial statements may not be comparable to the financial statements of other public companies. Accordingly, until the date that you are no longer an "emerging growth company" or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a) (2) (B), upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, clarify that you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

Description of Business, page 19

Our Business, page 19

9. Please revise to characterize as your belief that your sole officer and director is an "expert" in the equine business.

10. We note your revised disclosure on page 19 that "[t]he differences between horses purchased at the bottom of [your] range and horses purchased at the top of [your] range depends on the exterior of the horse, its pedigree, temperament, sport and jumping characteristic[s]." However, we note your disclosure that you intend to purchase untrained, young horses. Please revise to disclose how you intend to determine the horses' sport and jumping characteristics. In addition, please revise to include a brief definition of pedigree and the expected pedigree of horses in your price range of $2,000 to $3,500.

11. We note your disclosure on page 19 regarding the resale value of a horse that wins a competition and of a horse that has a competition winner in its bloodline. Please revise to provide quantitative information.

12. We note your response to our prior comment 33 and reissue in part. Please revise to clarify what you mean by "good exterior and pedigree."

Irish Sport Horse, page 20

13. We note your response to our prior comment 37 and reissue in part. Please revise to clearly identify which parts of the text in the section are direct quotes from Wikipedia, as we note that you have added disclosure to this section that does not appear to be from Wikipedia.

14. We note your response to our prior comment 41 and reissue in part. Please substantiate your statement that many Irish Sport Horses sell for "high amounts" in the United States and Europe.

Marketing, page 20

15. We note your response to our prior comment 44 and reissue in part. Please describe in greater detail the effectiveness of direct marketing and online marketing techniques in the resale of niche horse breeds.

Description of Securities, page 26

16. We note your response to our prior comment 49. Please include your proposed revised disclosure with respect to Nevada Anti-Takeover laws in your amended registration statement.

Exhibit 10.2

17. Please revise to remove the words "and which the Subscriber acknowledges as having received and read" as it is inappropriate to shift the risk onto purchasers of your common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Nolan McWilliams

Nolan McWilliams
Attorney-Advisor